Exhibit 14.1

OSI SYSTEMS, INC.

CODE OF ETHICS AND CONDUCT

OSI SYSTEMS, INC.

CODE OF ETHICS AND CONDUCT

TABLE OF CONTENTS

Introduction	1

Compliance with Laws, Rules and Regulations	1

Conflicts of Interest	1

Corporate Opportunities	2

Confidential Information	2

Competition and Fair Dealing	2

Political Contributions	2

Protection and Proper Use of Company Assets	2

Reporting Obligations	3

Policy against Retaliation	3

Additional Policies	3

Waivers and Amendments	3

i

OSI Systems, Inc.

Code of Ethics and Conduct

Introduction

This Code of Ethics and Conduct contains our Company’s general guidelines for conducting business consistent with the highest ethical standards. This Code applies to OSI Systems, Inc. and to all of our subsidiaries worldwide.

This Code is not designed to address every ethical question that may arise during your relationship with our Company but rather to set out basic principles to guide you, whether you are an officer, director or employee of our Company.  We strive to foster a culture of integrity and accountability, and this commitment should be reflected in all of our business activities.

We recognize that it may not always be clear when or if a violation of law or ethics has occurred.  Similarly, we understand that not all situations are clearly identifiable violations or potential violations of this Code.  Therefore, you are encouraged to seek out the appropriate Company resources, including communicating in a timely manner with your supervisor or a representative from the Human Resources Department or the Law Department, if you ever have any questions about this Code.

Compliance with Laws, Rules and Regulations

Obeying the law is the foundation on which our ethical standards are built.  You have an obligation to comply with every applicable local, state, federal and foreign law or regulation in those jurisdictions in which we have a presence and operate our business.  Violations of these laws can be extremely costly to us and can subject us to criminal penalties.  We will not tolerate any activity that violates any laws, rules or regulations applicable to us.

Due to the nature of our business, which includes homeland security, healthcare, government contracting, international operations and technology exports, as well as the fact that we are a publicly-traded company, we are subject to a number of highly complex laws, rules and regulations, including, without limitation, securities/insider trading laws, antitrust laws, employment laws, occupational health and safety and environmental laws, intellectual property laws, and laws governing the hiring of government employees.  You are expected to understand and comply with all laws, rules and regulations that apply to your job position.  If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your supervisor or a representative from the Law Department.

Conflicts of Interest

A conflict of interest exists when an individual’s duty of undivided commercial loyalty to our Company is or is perceived to be prejudiced by actual or potential personal benefit from another source.  Conflicts of interest may result directly through your activities or indirectly through the activities of a family member, a person sharing your household or a person with whom you are associated.

You should actively avoid any influence that makes it difficult to perform your work objectively and effectively.  You may not participate in any private business or professional activity or have any direct or indirect financial dealing that would create a conflict between your private interests and your responsibilities to our Company.  Generally, you may not solicit or accept salaries, fees, commissions or any other type of compensation from any individual or organization that conducts or seeks to conduct business with our Company or one of our competitors.  You may not make a loan or extend credit to or receive a loan or credit from those who deal with our Company.  You must not directly or indirectly attempt to influence any decision of our Company in order to derive a personal or financial benefit.  You may not serve on a board of directors or as a trustee or on a committee of any entity (whether for profit or not-for-profit) whose interests reasonably could be expected to conflict with those of our Company.

Conflicts of interest may not always be clear-cut and easy to define.  We require that you fully disclose any situations that could be expected to give rise to a conflict of interest.  If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it immediately to your supervisor or a representative from the Human Resources Department.  Conflicts of interest of our directors and executive officers may only be waived by our Board of Directors or an appropriate committee of our Board of Directors and may be required to be disclosed to the public in accordance with applicable laws, rules and regulations.

Corporate Opportunities

You may not take for yourself personally opportunities that are discovered through the use of corporate property, information or your position with the Company or use corporate property or information or your position with the Company for personal gain, either directly or indirectly, and you may not compete with our Company.  You should fully disclose to your supervisor or a representative from the Human Resources Department the terms and conditions of any business opportunity covered by this Code that you wish to pursue.  Business opportunities available to directors and executive officers may only be waived by our Board of Directors or an appropriate committee of our Board of Directors and may be required to be disclosed to the public in accordance with applicable laws, rules and regulations.

Confidential Information

Confidential information generated or received in our business is a valuable asset of our Company, and protecting this confidential information is fundamental to our continued success.  Confidential information includes all non-public information of our Company, including without limitation, the design and manufacturing processes of our products, other intellectual property we use, business and financial information pertaining to sales, earnings, balance sheet items, business forecasts, business plans, acquisition strategies and other information of a confidential nature.  You must maintain all confidential information in strict confidence.  You may not disclose any confidential information unless it is authorized by our Company or required by law.  Any questions or concerns regarding whether disclosure of confidential information is required by law should be promptly referred to your supervisor or to a representative from the Law Department.

When possessing or discussing confidential information, you should always be aware of your surroundings.  You are encouraged not to discuss Company business in the presence of others, including other employees, who do not have a right or need to know such information.  You should be particularly careful in public places.

Your obligation to protect our confidential information continues even after you leave the Company.  You must return all confidential information in your possession prior to leaving the Company, and you must continue to adhere to all the confidentiality, non-disclosure, non-competition and other agreements that you may have entered into with our Company.

Competition and Fair Dealing

You must strive to deal fairly with our customers, suppliers, competitors, other third parties and one another and to conduct our business with integrity and honesty.  You must respect and protect any confidential or proprietary information shared with us by customers, suppliers and other third parties.  You may not take unfair advantage of others through dishonest, unethical or illegal practices, including without limitation manipulation, concealment, abuse of privileged information, misrepresentation of material facts or false or misleading statements.  We seek to outperform our competitors fairly and honestly through our superior performance and not through any unethical or illegal business practices.

Political Contributions

You may not use funds or assets of our Company to support a political party, committee or candidate. We will not reimburse you for political contributions. If you wish to participate in political activities, you must do so during non-work hours and away from Company premises.

Protection and Proper Use of Company Assets

You should protect Company assets and ensure their efficient use for legitimate business purposes only.  Theft, carelessness and waste have a direct impact on our profitability.  The use of Company funds or assets, whether or not for personal gain, for any unlawful or improper purpose is strictly prohibited.  You must ensure that you have returned all Company assets in your possession in proper condition upon leaving the Company.

Reporting Obligations

As an officer, director or employee of our Company, you have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies applicable to our Company.  Reporting a known or suspected violation of this Code by others should not be considered an act of disloyalty, but rather an action to safeguard the reputation and integrity of our Company.

If you know or suspect a violation of this Code, including any violation of the laws, rules, regulations or policies applicable to our Company, you should immediately report the conduct to your supervisor or a representative from the Human Resources Department.  If you do not feel comfortable discussing the matter with your supervisor or a representative from the Human Resources Department, you may report the matter through our Ethics Hotline, which is hosted by an independent third party provider.  For information on how to access the Ethics Hotline, please contact a representative from the Human Resources Department.

It is our policy that anybody who violates this Code will be subject to appropriate discipline, up to and including termination of employment.  Persons also subject to disciplinary measures include (i) individuals who fail to use reasonable care to detect a violation of this Code, (ii) individuals who, if requested to divulge information, withhold material information regarding a violation of this Code and (iii) supervisors who approve or condone violations of this Code.  The determination will be based upon the facts and circumstances of each particular situation.  Additionally, anybody who fails to report known or suspected violations by another officer, director or employee may also be subject to appropriate discipline.

If you have any questions about this Code or how it applies to a particular situation or transaction, you should contact your supervisor or a representative from the Human Resources Department.  If you become aware of a situation that you believe may be in conflict with this Code, you should immediately contact your supervisor or a representative from the Human Resources Department.  We will keep the information that you provide during an investigation confidential to the greatest extent possible.

Policy against Retaliation

All questions and reports of known or suspected violations of the law or this Code will be treated with sensitivity and discretion.  We strictly prohibit retaliation against anybody who, in good faith, seeks help or reports known or suspected violations or matters of concern.  Any reprisal or retaliation against an officer, director or employee because such individual, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.  If you are concerned about retaliation or believe that you have been subject to retaliation for reporting a possible violation of this Code, you should immediately contact your supervisor or a representative from the Human Resources Department.

Additional Policies

In addition to the above requirements, further ethics and conduct policies with which you are required to comply include:

Policy 1300 – Environmental Health and Safety

Policy 1302 – Employee Handbook

Policy 1702 – Anti-Corruption Policy

Policy 1703 – Insider Trading Policy

Waivers and Amendments

Waivers of this Code will be granted on a case-by-case basis and only in appropriate circumstances.  Any waiver of this Code for directors and executive officers may be made only by our Board of Directors or the appropriate committee of our Board of Directors. This Code and the matters it addresses are neither a contract of employment nor a guarantee of continuing Company policy.  We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein at any time without prior notice.  Changes to this Code will be posted to our website.